UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January, 2005

Commission File Number  001-31586

                          Minefinders Corporation Ltd.
                          ----------------------------
                 (Translation of registrant's name into English)

      Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSX symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com

                             N E W S   R E L E A S E

                                                                January 12, 2005

       Drilling to Commence at Historic Planchas de Plata Silver District

VANCOUVER,  BRITISH  COLUMBIA - Minefinders  Corporation  Ltd. (TSX: MFL / AMEX:
MFN) reports that it has begun a comprehensive new exploration program on its 100% owned Planchas de Plata silver district, located in Sonora, Mexico. The program will include extensive drilling on targets determined from Minefinders' compilation and analysis of all available historical data (including results from drilling in the early 1970s) and the results of its 2004 surface and underground exploration work. The compiled data indicate excellent potential for the discovery of a large-tonnage, near-surface, silver and base metal system.

The 1970s drill program comprised 1,900 meters of percussion drilling in 37 holes, 27 of which had data available for review by Minefinders geologists. Drill samples were reportedly assayed in a lab in Magdalena, Sonora, Mexico; with check samples sent to Bow Geochemical Laboratories in Steamboat Springs, Colorado. Minefinders compiled the results from these 27 holes - which were drilled in two areas of the district to test an east-northeast trending zone of mineralized rock, as shown on the accompanying map (also available at www.minefinders.com).

The analysis of this drill data suggests the presence of a large mineralized system underlying at least two of the seven known areas of historical mining within the district. Sampling in 2004 by Minefinders' geologists at the underground workings in the mineralized area around several of the reported drill holes supported the reported grades of the drill results (see News Release dated October 28, 2004). Ongoing mapping and sampling of the larger Planchas de Plata silver district continues to identify areas of prospective mineralization with similar potential.

The earlier drill results are summarized in the following table. Although these results are consistent with Minefinders' recent surface and underground sampling, geologic mapping, and other observations, they must be verified by additional drilling.

Table 1.  Drill Results 1970 Program
-------------------------------------------------------------------------------------------
   Drill hole        From         To        Width                   Silver
                    meters      meters      meters      feet         g/t          oz/t
-------------------------------------------------------------------------------------------
DH 6                  44          60*         16         52           62          1.81
DH 7                  24          60*         35         115          51          1.49
DH 8                   1          89*         88         289          80          2.34
   including          23          42          19         62          203          5.93
   including          27          33          6          20          403         11.77
DH 9                  36          73          37         121          69          2.01
   including          41          55          14         46          104          3.04
DH 10                 15          19          4          13           58          1.69
   and                56          60*         4          13           66          1.93
DH 11                  4          41          37         121         102          2.98
   including           7          25          18         59          170          4.96
DH 12                  3          18          15         49           26          0.76
   and                49          60*         11         36           49          1.43
DH 13                  0          16          16         52          226          6.60
   including           0           8          8          26          376         10.98
   and                26          30          4          13           86          2.51
   and                35          43*         8          26           54          1.58
DH 14                  0          41          41         135          55          1.61
   including          14          23          9          30           91          2.66
DH 15                  0          46*         46         151          47          1.37
DH 16                 11          16          5          16           54          1.58
   and                22          25          3          10           81          2.37
DH 17                 NSV
DH 18                 NSV
DH 23                 23          74*         51         167          40          1.17
DH 24                 27          37          10         33           50          1.46
   and                42          50          8          26           29          0.85
   and                54          67          13         43           38          1.11
DH 25                 20          28          8          26           49          1.43
   and                36          55          19         62           31          0.91
   and                61          74*         13         43           23          0.67
DH 26                 20          30*         10         33           30          0.88
DH 27                 28          43          15         49           84          2.45
   and                46          55*         9          30           74          2.16
DH 28                 29          33          4          13           57          1.66
   and                35          52          17         56           21          0.61
   and                58          69          11         36           23          0.67
DH 29                 12          41          29         95           42          1.23
DH 30**                1          28*         27         89           28          0.82
DH 31                  1          10          9          30           21          0.61
   and                12          23*         11         36           29          0.85
DH 32**                4          36*         31         102          76          2.22
   including          25          30          5          16          126          3.68
DH 33                 21          42*         21         69           64          1.87
   including          34          39          5          16          125          3.65
DH 34                 24          36          12         39           86          2.51
DH 35                 30          41          11         36           83          2.42
DH 36                 21          41*         20         66           83          2.42
   including          22          30          8          26          126          3.68
-------------------------------------------------------------------------------------------
*     interval extends to bottom of drill hole
**  interval includes one meter of missing data

The drill data compilation and recent geologic mapping and sampling by Minefinders indicates that mineralization at Planchas de Plata occurs as multiple, stacked, sub-horizontal blankets. High-grade mineralization is found along near-vertical to moderately-dipping structures, especially at intersections with the sub-horizontal blankets. Mineralization initially ascended these structures and formed large disseminated zones within the surrounding porous conglomeratic host rocks. Subsequent leaching by surficial waters remobilized the metals and precipitated them as blankets at the paleo-water table. A fluctuating water table most likely led to the formation of the multiple stacked blankets that are currently found at Planchas de Plata. The drill results indicate that these blankets can be as thick as 80 meters (262 ft) but typically range from 20 to 40 meters (65 to 131 ft) of thickness. The near surface occurrence of these blankets should be conducive to open pit mining, with a relatively low overall low strip ratio.

There remains excellent potential to expand the known mineralization at Planchas de Plata. All of the reported drill holes are vertical and were terminated when the water table was intersected. It is likely that vertical orientation of these holes did not adequately test the high-grade mineralization found along high-angle structures. Significant potential also remains below the level of previous drilling, as 17 of the 27 reported holes ended in mineralization grading 20 g/t silver or greater. In addition, the mineralized zones remain open in all lateral directions.

The necessary environmental permitting has now been completed and a first-phase drill program, including twinning of several of the previous drill holes, will start shortly. The initial drill program will utilize a reverse-circulation rig that is presently completing the final 3 holes of a 22 hole drill program on Minefinders' Real Viejo silver project, located 10 kilometers to the northwest of Planchas de Plata. Results from the first half of the Real Viejo drilling are expected this month.

Drill targets have also been established for the other five other areas of the Planchas de Plata district for which there is no historic drill data (visit www.minefinders.com to view district map). This drilling will attempt to expand the mineralized zones that demonstrate characteristics similar to those within the areas of historical production. These additional zones are covered by the current drilling permit application and will be available to drill as the exploration program expands. Minefinders will add a diamond core drill rig, as one becomes available, to assist in the exploration of both Planchas de Plata and Real Viejo.

Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, has overall responsibility for Minefinders' mineral exploration programs and supervised the preparation of the technical information in this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.


Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of Minefinders' mineral resources and the timing of the further exploration and development of its exploration projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Minefinders does not intend to update this information and disclaims any legal liability to the contrary.

[GRAPHIC MAP OF PLANCHAS DE PLATA PROJECT, SONORA, MEXICO OMITTED]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    MINEFINDERS CORPORATION LTD.
                                                    (Registrant)

Date   January 12, 2005

                                            By:
                                                    /s/  Paul C. MacNeill
                                                    ----------------------------
                                                    Paul C. MacNeill
                                                    Director